FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of July 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto are the following press releases:

(a) B.O.S. to Release Second Quarter 2010 Financial Results on Wednesday, August 11, 2010

(b) B.O.S. Better Online Solutions Selected for Data Collection and Traceability Project by Plasan ("Plasan Press Release")

Paragraphs 1-3 of the Plasan Press Release that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: July 1, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

BOS to Release Second Quarter 2010
Financial Results on Wednesday, August 11, 2010

Teleconference scheduled for August 11, 2010, at 10:30 a.m. EDT
- 17:30 p.m. Israel Time

Rishon Lezion, Israel — July 1, 2010 — B.O.S. Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC), today announced that it will report financial results for the second quarter 2010, before the market opens on Wednesday, August 11, 2010.

BOS will host a conference call on Wednesday, August 11, 2010, at 10:30 a.m. Eastern Daylight Time / 17:30 p.m. Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

  North America  +1-8662297198
International  +972-3-9180688

For those unable to listen to the live call, a replay of the call will be available from the day after the call on the BOS website, at: http://www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.  For more information, please visit: www.boscorporate.com

For more information:
Eyal Cohen
CFO
+972-542525925

B.O.S. Better Online Solutions Selected for Data Collection and
Traceability Project by Plasan

Rishon Letzion, Israel — June 21, 2010 — B.O.S.  Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC) today announced that it has been selected by Plasan Sasa Ltd., a preferred armor supplier for the Israeli Defense Forces and an approved armor protection supplier to Ministries of Defense around the world, for a data collection optimization project.

The objective of the project is to optimize data collection on the production floor and to enhance the traceability of parts and final products for Plasan, which develops, manufactures and assembles Add-On Armor Kits for tactical wheeled vehicles, fixed and rotary wing aircraft, personal protection and civilian armor vehicles.

The solution will be based on BOS’ proprietary BOS ID software platform, as well as various mobile terminals, scanners, and other hardware, and will communicate with Plasan’s PLC (programmable logic controller) system, as well as with its Oracle-based ERP system.

"We decided to work with BOS because we liked the flexibility of its software platform, which will improve our ability to make adaptations quickly and without the need for additional software programming or development,” said Chen Cohen, VP Operations at Plasan. “This project will enable us to achieve improved visibility in our supply chain, thereby better serving our customers worldwide.”

"We are thrilled to have been selected by Plasan, a market leader in its industry, for this important data collection project. The project is expected to be fully deployed by the end of 2011,” said Yuval Viner, BOS CEO. “Although the project will not have a significant effect on our 2010 financial results, it does point to the potential of our BOS ID platform in Israel and abroad, and we view it as the beginning of a long-term relationship with Plasan.”

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscorporate.com

For more information:
Julie Zuckerman/BOS
VP Marketing
+972-3-954-2013